SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              PHOTONICS CORPORATION
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                     71937W
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                                 (CUSIP Number)

                                Steven N. Bronson
                               16 East 52nd Street
                                    Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 25, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71937W                                               Page 2 of 4 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Steven N. Bronson
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      USA
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                  7     Sole Voting Power
  Number of
   Shares               363,565(1)
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power

                        363,565(1)
                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      363,565(1)
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      8.4%
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14    Type of Reporting Person*

      IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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      (1) Amount includes 163,895 shares of Photonics Common Stock to which Mr.
Bronson is entitled upon conversion of shares of DTC Data Technology Corporation. See "Item 3. Source and Amount of Funds or Other Consideration" for additional information.

            Except as expressly restated and amended below, the Schedule 13D dated May 27, 1998, as amended, as filed on behalf of Steven N. Bronson with respect to the shares of common stock, $.001 par value (the "Common Stock") of Photonics Corporation (the "Issuer") remains in full force and effect.

Item 2. Identity and Background.

            (a) This Schedule 13D is being filed on behalf of Steven N. Bronson.

            (b) The business address of Mr. Bronson is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is the President of Catalyst Financial Corp. ("Catalyst") a broker-dealer registered under the Act. The principal business address of Catalyst is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (d) During the last five years, Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Mr. Bronson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has Mr. Bronson been or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            On August 25, 1998 Mr. Bronson, utilizing his personal funds, acquired 47,000 shares of the Issuer's Common Stock for consideration of $.75 per share. Such shares of Common Stock together with the shares of the Issuer's Common Stock owned directly by Mr. Bronson represent less than 5% of all outstanding shares of the Issuer's Common Stock. However, Mr. Bronson is entitled to receive additional securities of the Issuer by virtue of being a stockholder of DTC Data Technology Corporation, a Delaware corporation ("DTC"). Pursuant to an Asset Purchase Agreement between the Issuer and DTC dated as of August 31, 1995 and amended September 29, 1995 and December 15, 1995, the Issuer acquired all of the assets of DTC in exchange for the assumption of certain liabilities of DTC and the issuance to DTC of a sufficient number of shares of the Issuer's Common Stock. Following the consummation of the acquisition, the number of shares and shares issuable upon exercise of certain options assumed by the Issuer, will equal 77.5% of all outstanding shares of the Issuer's Common

Stock. In connection with such transaction, DTC will be dissolved and the shares of the Issuer's Common Stock issued to DTC will be distributed to DTC's stockholders, of which Mr. Bronson is one. Although the acquisition has been consummated, DTC has not been dissolved and the Issuer's shares of Common Stock issued to DTC have not been distributed to its stockholders. Upon dissolution of DTC and distribution of the shares, Mr. Bronson will receive an additional 163,895 shares of the Issuer's Common Stock. The information contained in this
Schedule 13D assumes these shares have been distributed to DTC's stockholders.

Item 5. Interest in Securities of the Issuer.

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 363,565 shares of Common Stock, representing approximately 8.4% of the total shares of Common Stock deemed outstanding (assuming liquidation of DTC and issuance of Issuer's shares to DTC's stockholders). With respect to such shares, Mr. Bronson owns of record 363,565 shares of Common Stock, as to which he possesses sole voting and dispositive power.

            The foregoing shares do not include any shares of Common Stock held of record in the trading account of Catalyst and, with respect to which shares, Mr. Bronson disclaims beneficial ownership.

            (c) Not Applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

            (e) Not Applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date: December 28, 1998                   /s/ STEVEN N. BRONSON
                                          ----------------------------
                                          Steven N. Bronson